Exhibit 99.2

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Moderator: Simon Scott

09-29-14/9:45 a.m. ET

Confirmation # 12810602

Disclaimer

The tender offer (the “Offer”) described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Athlon Energy Inc. (“Athlon”) or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Encana Corporation (“Encana” or the “Company”) and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Athlon. The offer to purchase shares of Athlon will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Advisory Regarding Forward-Looking Statements

In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this communication are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this communication include, but are not limited to: achieving the company’s expectations through 2017 and beyond; the successful execution and acceleration of the company’s strategy; the company’s commitment to growing long term shareholder value through a disciplined focus on generating profitable growth; the company’s vision of becoming the leading North American oil and gas resource play company with scale and running room and replace lower margin mature natural gas with higher margin liquids production; the company’s focus on value instead of production volumes; the company’s plan to unlock value from its resource base and its continued focused investment on a limited number of oil and liquids-rich plays; the accelerated rebalancing of the company’s portfolio by two years; the anticipated purchase price for Athlon; the benefits of the transaction to Encana (including achieving higher margins, being accretive to cash flow per share and becoming free cash flow positive in 2016); the massive running room of the Athlon lands (the “Lands”), including the resource potential and high-margin liquids production; expected resource potential and well inventories, including locations and production from each well; anticipated development on the Lands; the expectation that the transaction will add

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Moderator: Simon Scott

09-29-14/9:45 a.m. ET

Confirmation # 12810602

immediate production and will add 10 years of drilling inventory in the Permian Basin; anticipated drilling and number of rigs on the Lands by year-end 2015; anticipated drilling and number of rigs in the Eagle Ford through to 2015; proposed pipeline expansions and infrastructure development; the expected growth and total production from the Lands through to 2019 and beyond; expected premium netbacks and the expectation that the Lands will be a strong source of cash flow for many years; the successful implementation of the company’s resource play hub expertise on the Lands and the expectation that the assets will be self-funding in 2016; the company’s plan to invest at least $1 billion in the Lands in 2015; anticipated cash flow, including free cash flow positive in 2016; anticipated production (and the composition thereof) to 2019; the expected closing date of the Athlon transaction and the expectation that closing conditions will be satisfied and regulatory approvals will be obtained; the expected closing date and timing of the other transactions; the company’s expectation to achieve its 2017 target of operating cash flow from production in 2015; expected compound annual growth rate of cash flow per share through to 2017; the company’s expectation to continue to successfully execute on its strategy, maintain operational excellence, balance sheet strength and be well positioned for further success; the company’s plans to reduce costs, improve efficiencies, strengthen cash flow and maximize margins; the company’s focus on operational excellence and leveraging technology and technical expertise across the business and optimizing operations on both base and core growth assets; anticipated oil, natural gas and NGLs prices to 2017 and beyond; anticipated dividends and maintaining an investment grade credit rating; and anticipated cash and cash equivalents.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing

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Moderator: Simon Scott

09-29-14/9:45 a.m. ET

Confirmation # 12810602

operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. There can be no assurance that the transaction will be completed. Completion of the transaction is subject to a number of risks and uncertainties, including that at least a majority of the Athlon shares on a fully diluted basis have tendered to the Offer, that the waiting period under the U.S. Hart-Scott-Rodino Act has expired or been terminated, and other customary conditions. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this communication.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio. Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.40 Bcf/d and 2.50 Bcf/d of natural gas and 86,000 bbls/d to 91,000 bbls/d of liquids, commodity prices for

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Moderator: Simon Scott

09-29-14/9:45 a.m. ET

Confirmation # 12810602

natural gas and liquids based on NYMEX $4.50 per MMBtu and WTI of $98 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million. Furthermore, the forward-looking statements contained in this communication are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this communication are expressly qualified by this cautionary statement.

Advisory Regarding Oil and Gas Information

Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

The estimates of various classes of reserves (proved, probable, possible) and of contingent resources (low, best, high) in this communication represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and contingent resources and appreciate the differing probabilities of recovery associated with each class.

Encana uses the terms resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. 30-day IP and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this communication, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

For convenience, references in this communication to “Encana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

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Moderator: Simon Scott

09-29-14/9:45 a.m. ET

Confirmation # 12810602

MARKETWIRED

Moderator: Simon Scott

September 29, 2014

9:45 a.m. ET

Operator:	Good day, ladies and gentlemen, and thank you for standing by. Welcome to the Encana Corporation’s corporate announcement conference call for media. As a reminder, today’s call is being recorded. At this time, all participants are in a listen-only mode. Following some brief remarks, we will conduct a question and answer session. Members of the media will have the opportunity to ask questions and can join the queue at any time by pressing star one. Please be advised that this conference call may not be recorded or rebroadcast without the express consent of Encana Corporation.

I would now like to turn the conference call over to Mr. Simon Scott, Vice President of Communications. Please go ahead, Mr. Scott.

Simon Scott:	Thank you, operator, and welcome everyone to our media conference call. This morning, Doug Suttles, Encana’s President and CEO, will speak briefly about our announced strategic acquisition of Athlon Energy. Following his opening remarks, we will invite your questions. I must point out that we have a hard stop at 8:15 this morning. I’ll now turn the call over to Doug Suttles.

Doug Suttles:	Thanks, Simon. And thanks, everyone, for joining us. Big day for us here at Encana today in that we’ve made a major acquisition of Athlon Energy, which we believe is a premier Midland Basin, which is part of the Permian Basin, oil and gas company.

With the acquisition of Athlon comes about 140,000 acres in what we believe is the core of the core of the Midland Basin — in the heart of the stacked pay potential. With the acquisition, we think there is some 3 billion barrels of resource potential, 5,000 horizontal wells to be drilled, more than a 10-year inventory and an organization that’s built a track record of success.

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Moderator: Simon Scott

09-29-14/9:45 a.m. ET

Confirmation # 12810602

For us here at Encana, what this really means is that we’ve fundamentally delivered on our portfolio target set for 2017 now. The acquisition is clearly consistent with the strategy we laid out last November. It’s obviously highly accretive to our two core strategy targets, and those were around portfolio diversification and the growth in cash flow per share from 2014 to 2017. I would just highlight also this is completely consistent with what we do. We are a North American unconventional resource play company and this now positions us in the top two resource plays in Canada, the Duvernay and the Montney, and what we believe are the top two resource plays in the United States in the Permian and the Eagle Ford.

If you — and looking forward to some of the targets we’ve talked about for 2017, with this acquisition by 2017, liquids will make up 45 to 50 percent of our production portfolio. We’ll be producing somewhere in the neighborhood of 250,000 barrels a day of liquids contrasted by the little over 50,000 we made last year. And in fact, our cash flow per share compound annual growth rate between now and 2017 is now estimated to be about 20 percent, which is a doubling of the previous target we laid out.

Just to close before taking your question and just say we’re incredibly excited by this. It’s been an exciting year for us here at Encana since we launched our strategy back in November. And not only have we made some very significant acquisitions and divestments which have repositioned the company, our operational performance remains incredibly strong. So, with that, we’d be happy to take your questions.

Operator:	Ladies and gentlemen, as a reminder, you can join the queue to ask a question by pressing star one. We will begin the question and answer session.

And the first caller is (Scott Hagget) with Reuters. Please go ahead.

(Scott Hagen):	Hi, Mr. Suttles. Can you speak to what you expect your cash position to be at the end of the year and what you see as an ideal amount of cash that Encana should be holding?

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Moderator: Simon Scott

09-29-14/9:45 a.m. ET

Confirmation # 12810602

Doug Suttles:	Well, what — we normally don’t provide that except at the end of each quarter, which we’ll do at the — at the end of 3Q. But what I can tell you, as we said on the call, is the acquisition of the shares will be done with cash on hand. And that’s just a little under $6 billion. And then in addition to that, we’ll be acquiring their — we will be assuming their long-term debt. What this means is we’ll still have a very strong balance sheet, which we have today. And we’ll update you further on our cash position when we announce our third quarter.

(Scott Hagen):	Thank you very much.

Operator:	Your next caller is Carrie Tait with Globe and Mail.

Carrie Tait:	Hi, thanks for taking my question. Did you need the PrairieSky IPO money as well as the bought deal to do this acquisition or was that just coincidence timing?

Doug Suttles:	Good question, Carrie. The timing is just fortuitous with — the decision to exit — fully exit our position in PrairieSky was made independent of this. It was essentially, as we announced with that, that we had achieved the goals we set out when we IPOed PrairieSky. We were really pleased it happened faster than we thought. But the two were not directly tied together. They just happened to coincide.

Carrie Tait:	Would you have been able to do this one without the other one?

Doug Suttles:	I believe we would, yes.

Carrie Tait:	Thank you. Thank you.

Operator:	Your next caller is Dan Healing with Calgary Herald. Please go ahead.

Dan Healing:	Good morning. This is a large acquisition in the United States. How does this — how does this affect Encana’s Canada versus U.S. balance? And is that something that you think about or is there an ideal spot for that to be?

Doug Suttles:	You know, Dan — you know, we focus on North America is what we do. And we’re looking for the best unconventional resource opportunities across North America. We use a phrase in the company — the rocks don’t know what country they’re in. And that’s kind of the way we think here.

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Moderator: Simon Scott

09-29-14/9:45 a.m. ET

Confirmation # 12810602

It is interesting to note, though that we’re now in I think what’s widely recognized as the top two resource plays in Canada, the Duvernay and the Montney, and the top two in the U.S., the Eagle Ford and the Permian. And not only are we in those plays — we’re in the core of core of those plays. We put great emphasis on being in the best rocks. And I think if you look at those four positions, we’re in the very best rocks in all four.

We’ve got a strong team on both sides of the border and I think being across North America — and we’re in — not only in those four plays, but we’re in others, some of which we’re choosing not to invest into today — for instance, the Haynesville; means we have tremendous experience with these types of plays and we think that gets us an advantage.

Dan Healing:	OK. Assuming that the deal goes through, will there be a restructuring of management functions in the U.S.?

Doug Suttles:	No, we’ve got a structure which we think is right. It’s built around what we consider the four core competencies, so that’s being in the best rocks; that’s all about understanding the markets and the midstream and the takeaway capacity; that’s about operational excellence; and then lastly, about capital discipline. And I don’t see that structure changing with this deal.

Dan Healing:	And one last one if I could — on a per flowing barrel basis, this is a pretty expensive deal. How do you respond to that?

Doug Suttles:	Well, I think what we’re doing here is we’re buying tremendous potential. So, as we’ve talked about, we see about 3 billion barrels or resource potential here. If you do the math, looking at the purchase price, we’ve bought those barrels at between 2 and $3 of barrel oil equivalent, which we think is a very, very competitive rate.

Dan Healing:	OK, thanks very much.

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Moderator: Simon Scott

09-29-14/9:45 a.m. ET

Confirmation # 12810602

Operator:	And your next question comes from Claire Poole with The Deal. Your line is now open.

Claire Poole:	(What the) break-up fee for the deal is? Plus a little more on the process and maybe (what other) peers? I mean, they have four or five peers in the Permian — you know, maybe what other peers you were looking at this with, like I said, an option process or if this is a negotiated deal?

Doug Suttles:	You know, when the tender documents come out, all those details will be in those documents. I can tell you we’ve been — we’ve been studying the Permian since last October in great detail. And through our advisor, we approached Athlon on this deal. The remainder of the details will come out when we file the tender.

Claire Poole:	OK. Not even break-up fee?

Doug Suttles:	All that will come out with the tender documents.

Claire Poole:	OK, thank you.

Operator:	And your next question comes from Chester Dawson with The Wall Street. Your line is now open.

Chester Dawson:	(Taking) my call. Just three quick questions. First, obviously you mentioned the barrel of oil equivalent potential. But it’s quite a bit more optimistic than Athlon’s own assumptions, both in terms of the number of horizontal wells and the potential assets. So, I’m wondering, you know, what is your secret sauce — why do you think that Encana can, you know, maximize those assets in a way that Athlon itself didn’t see?

Doug Suttles:	Well, I’d be careful about necessarily assuming Athlon didn’t see this potential because I think they described their view of the assets slightly differently. I think what we see here — we actually see that this asset base will be developed largely with horizontal drilling. I think they’ve placed a lot of emphasis on vertical wells. We actually think we’ll focus in on horizontal wells and we’ve talked about ramping up to seven horizontal rigs next year to do that.

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Moderator: Simon Scott

09-29-14/9:45 a.m. ET

Confirmation # 12810602

Our experience across these resource plays is that down-spacing is a big lever which works very well. We expect that to occur. The exact spacing I think will evolve over time and a number of operators are testing that today.

In addition to that, the industry is continuing to learn how to best complete these wells and you’ve seen in some of the plays which have undergone a lot of development like the Bakken and the Eagle Ford that the well performance continues to improve even three, four, five years on. And an example in our own backyard, we’ve been developing the Montney for seven years and this year alone we doubled the I.P. 30s. So, when you add all those up, that’s what gives us confidence that there’s significant potential at this acreage.

Chester Dawson:	OK. And also, I’m curious — you mentioned that you’ve aimed for, you know, some of those productive assets out there. And obviously, being in both Eagle Ford and Permian, you know, shows your interest in American oil producing assets. But I’m wondering — do you have an interest in the Bakken? And if you didn’t look there, why?

Doug Suttles:	You know, we — you know, we’ve looked across North America. We — as part of our strategy process, we changed our organization. We brought together all of our exploration in (B.D.) organization into one team. And the way — the way I describe that is they own tomorrow’s portfolio; that’s their mission. And one of the things we did is we studied a number of what we considered to be the best basins in North America — unconventional basins, Eagle Ford and Permian being two of those. We looked carefully at the Bakken.

We believe that, you know, that the way we create the most value is through the development of the position. Our resource play hub model we think is very effective. You know, pad drilling and integration of our facilities, water infrastructure and others — other things are things we’ve done numerous times very effectively.

Just to give you an example in the — in one area in our portfolio, in the Piceance, our largest pad is 52 wells on it. I don’t know if that’s the largest in the industry, but it’s kind of right there with it. So, that’s what we’re looking

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Moderator: Simon Scott

09-29-14/9:45 a.m. ET

Confirmation # 12810602

for and that’s what we found here with Athlon and we’re really excited by that. And the stacked pay potential here is opportunity but it’s complexity. And we think we have the skill base to capture the benefits that comes with some of that complexity.

Chester Dawson:	Great. And lastly, if I may, I think a couple times on the earlier call you mentioned that it’s — your projections are kind of assuming $90 barrel of oil prices. If that goes down significantly, is that going to, you know, throw a spade into your, you know, projections? I mean, if oil goes to 85 or 80, you know, is that going to seriously affect your profit projections going forward?

Doug Suttles:	Well, you know, one of the things, actually, we do on a regular basis is talk about in the short-term the sensitivity to oil and gas prices in our portfolio. When we launched our strategy back in November of last year, we said it was — it was painted in a $90 WTI (world) and a 40 — $4 NYMEX gas price (world) for the midterm.

But we also said that we wanted to build a portfolio and a company would could prosper in different price environments. And key to that is maintaining a strong balance sheet and showing discipline with our capital program, which I think we’ve demonstrated this year. And what I would say is clearly if price goes down, it will affect our cash flows. But I think you’ve seen us already this year show that we’ll keep our capital program and our cash flows in line; you’d see us do that here.

Chester Dawson:	OK, thanks.

Operator:	And your next caller is Lauren Krugel with The Canadian Press. And your line is now open.

Lauren Krugel:	Good morning. My first question relates to cost. Texas, the Permian and the Eagle Ford are quite busy areas. I’m just wondering what your outlook is in terms of the cost of drilling rigs and services and those sorts of things.

Doug Suttles:	Yes, Lauren, another good question. I think that what’s been good to see is the service sector has largely caught up with the activity. And of course overall in total across North America, the activity levels have stabilized

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Moderator: Simon Scott

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Confirmation # 12810602

relatively speaking. One of the things I think that helps us is we’re involved right across North America in the service sector. We have relationships with a great number of service providers and the nature of our portfolio has allowed us to move things like rigs and pressure pumping services around our portfolio.

When you — when you add all that together and you combine that — you combine that with what’s been happening in the service sector and in performance improvement, I think you’ve seen in all of these big plays, both in drilling time and in completion design, I think that we’re not overly concerned about inflation or access to services.

Just as an example, you know, since we entered the Eagle Ford just three months ago, our cycle times on our drilling are down 20 percent. We’ve increased our frac size per stage by 80 percent and we’re doing it at the same cost before. So, I think — I’m not too overly worried about this, but it’s clearly something you have to watch and plan for.

Lauren Krugel:	And just a simple second question — you know, currently most of your U.S. operations are based out of Denver. Is there any thought to shifting your U.S. headquarters to Texas, since it’s now such a big part of your portfolio?

Doug Suttles:	No, there isn’t. I mean, what we’ve got and we have to work our way through is with Athlon headquartered in Fort Worth and a large portion of their team in Midland, we’ll be working to integrate that into our business very, very quickly. But, you know, we’re very conscious that Bob Reeves and the Athlon team have done a great job here. They’ve assembled some really high quality acreage and have a great track record of execution and we want to make sure we build off of that. But I don’t see us moving away from our principal location in the U.S. being Denver.

Lauren Krugel:	OK, thank you.

Operator:	And your next caller is (Scott Hagen) with Reuters. Your line is now open.

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Moderator: Simon Scott

09-29-14/9:45 a.m. ET

Confirmation # 12810602

(Scott Hagget):	Oh, hi. Since you’ve reached your 2017 target earlier than expected, do you think you’re going to revise that? And do you have an ideal commodity mix going forward?

Doug Suttles:	Yes, (Scott), we — you know, the kind of two big targets we laid out there was by 2017 at a 4 and $90 (world), we said we wanted 75 percent of cash flow from liquids. We’ll hit that — we’ll hit that next year now. But we actually never laid out an exact number nor did we have an exact target on a volume basis. What we really said is we wanted good investment options for liquids and for gas because being able to predict commodities is a really tough thing and the track record’s not great on that for the industry. And I think we’ve got that. As it turns out with this acquisition, in 2017 we’ll be about 50/50 gas and liquids.

The other key target we laid out with the strategy last November was that we would deliver at fixed commodity prices at least 10 percent compound annual growth rate of cash flow percent of 10 percent. Clearly with this announcement, what we said is we’re now targeting 20, doubling that. And a lot of that is coming from the fact that our margin per unit of production has grown substantially with the changes in our portfolio and the allocation of our capital.

(Scott Hagget):	Thank you.

Operator:	And your next question comes from Stephen Ewart with the Calgary Herald. Your line is now open.

Stephen Ewart:	Doug, do you now have the asset mix that you need to implement your strategy further or do you see significant acquisitions and divestitures going forward at this point?

Doug Suttles:	You know, we’ve clearly made a substantial change to our portfolio consistent with what we set out to do and we’re — you know, I think we’re — in some ways, we’re almost pinching ourselves at how quickly we’ve gotten here. We’re very, very please. We — I don’t think it was a predictable outcome at this pace; I think it was something we thought would take a number of years.

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Moderator: Simon Scott

09-29-14/9:45 a.m. ET

Confirmation # 12810602

So, you know, great credit goes to the very talented team I’m lucky to have here at Encana.

But in terms of future moves, you know, an oil and gas company in my view, at least, has to always pay attention to its portfolio. So, it’s something you’re never done with. And it’s something we’ll continue to look at. And as we outlined way back in November, I don’t think it’s in Encana’s shareholders’ best interest to talk about A&D until such time as we do it. But I think what you’ve seen us do is every action we’ve taken this year has been entirely consistent and aligned with strategy. And it’s been accretive to our strategy and that’s what we promised to do and that’s what we’ve done.

Stephen Ewart:	Thank you.

Operator:	And at this time, we have completed the question and answer session and we’ll turn the call back to Mr. Scott.

Simon Scott:	Thank you, operator, and thank you to everyone who joined us this morning. This marks the conclusion of the call and the communications team will be available to answer any further questions you may have.

Operator:	And this concludes today’s conference call. You may now disconnect.

END